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                       February 25, 2021

       Michael K. Korenko
       President and Chief Executive Officer
       Vivos Inc.
       719 Jadwin Avenue
       Richland, Washington 99352

                                                        Re: Vivos Inc.
                                                            Post-Qualification
Amendment No. 4 to Form 1-A
                                                            Filed February 17,
2021
                                                            File No. 024-11049

       Dear Mr. Korenko:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Dillon Hagius at 202-551-7976 or Tim Buchmiller at 202-551-3635 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Life Sciences
       cc:                                              Daniel W. Rumsey, Esq.